March 25, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Cheryl Brown Liz Packebusch

Re:	Intercont (Cayman) Limited (CIK No. 0002018529)
Registration Statement on Form F-1, as amended File No. 333-282394

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of Intercont (Cayman) Limited that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on March 27, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with, and it has been informed or will be informed by the underwriters or dealers that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Kingswood Capital Partners, LLC
as the representative

By:	/s/Tyler Bashaw
Name:	Tyler Bashaw
Title:	Supervisory Principal